FILED BY EXPRESS SCRIPTS, INC.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934
SUBJECT COMPANY: EXPRESS SCRIPTS, INC.,
ARISTOTLE HOLDING, INC. AND MEDCO HEALTH SOLUTIONS, INC.
COMMISSION FILE NO. 0-20199

2011 Credit Suisse Healthcare Conference November 9, 2011

FORWARD LOOKING STATEMENTS Cautionary Note Regarding Forward-Looking Statements This material may include forward-looking statements, both with respect to us and our industry, that reflect our current views with respect to future events and financial performance. Statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “anticipate,” “will,” “may,” “would” and similar statements of a future or forward-looking nature may be used to identify forward-looking statements. All forward-looking statements address matters that involve risks and uncertainties, many of which are beyond our control. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements. We believe that these factors include, but are not limited to, the following: STANDARD OPERATING FACTORS Our ability to remain profitable in a very competitive marketplace is dependent upon our ability to attract and retain clients while maintaining our margins, to differentiate our products and services from others in the marketplace, and to develop and cross sell new products and services to our existing clients; Our failure to anticipate and appropriately adapt to changes in the rapidly changing health care industry; Changes in applicable laws or regulations, or their interpretation or enforcement, or the enactment of new laws or regulations, which apply to our business practices (past, present or future) or require us to spend significant resources in order to comply; Changes to the healthcare industry designed to manage healthcare costs or alter healthcare financing practices; Changes relating to our participation in Medicare Part D, the loss of Medicare Part D eligible members, or our failure to otherwise execute on our strategies related to Medicare Part D; A failure in the security or stability of our technology infrastructure, or the infrastructure of one or more of our key vendors, or a significant failure or disruption in service within our operations or the operations of such vendors; Our failure to effectively execute on strategic transactions, or to integrate or achieve anticipated benefits from any acquired businesses; The termination, or an unfavorable modification, of our relationship with one or more key pharmacy providers, or significant changes within the pharmacy provider marketplace; The termination, or an unfavorable modification, of our relationship with one or more key pharmaceutical manufacturers, or the significant reduction in payments made or discounts provided by pharmaceutical manufacturers; Changes in industry pricing benchmarks; Results in pending and future litigation or other proceedings which would subject us to significant monetary damages or penalties and/or require us to change our business practices, or the costs incurred in connection with such proceedings; Our failure to execute on, or other issues arising under, certain key client contracts; The impact of our debt service obligations on the availability of funds for other business purposes, and the terms and our required compliance with covenants relating to our indebtedness; our failure to attract and retain talented employees, or to manage succession and retention for our Chief Executive Officer or other key executives; © 2011 Express Scripts, Inc — All Rights Reserved. 2

Uncertainty as to whether Express Scripts, Inc. (Express Scripts) will be able to consummate the transaction with Medco Health Solutions, Inc. (Medco) on the terms set forth in the merger agreement; The ability to obtain governmental approvals of the transaction with Medco; Uncertainty as to the actual value of total consideration to be paid in the transaction with Medco; Failure to realize the anticipated benefits of the transaction, including as a result of a delay in completing the transaction or a delay or difficulty in integrating the businesses of Express Scripts and Medco; Uncertainty as to the long-term value of Aristotle Holding, Inc. common shares; Limitation on the ability of Express Scripts and Aristotle Holding, Inc. to incur new debt in connection with the transaction; The expected amount and timing of cost savings and operating synergies; and Failure to receive the approval of the stockholders of either Express Scripts or Medco for the transaction. The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the risk factors included in Express Scripts’ most recent reports on Form 10-K and Form 10-Q and the risk factors included in Medco’s most recent reports on Form 10-K and Form 10-Q and other documents of Express Scripts, Aristotle Holding, Inc. and Medco on file with the Securities and Exchange Commission (“SEC”). Any forward-looking statements made in this material are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except to the extent required by applicable law, we undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise. 3 © 2011 Express Scripts, Inc — All Rights Reserved.

ADDITIONAL INFORMATION AND WHERE TO FIND IT This communication is not a solicitation of a proxy from any stockholder of Express Scripts, Medco or Aristotle Holding, Inc. In connection with the Agreement and Plan of Merger among Medco, Express Scripts, Aristotle Holding, Inc., Plato Merger Sub Inc. and Aristotle Merger Sub, Inc. (the “Merger”), Medco, Express Scripts and Aristotle Holding, Inc., intend to file relevant materials with the SEC, including a Registration Statement on Form S-4 filed by Aristotle Holding, Inc., that will contain a joint proxy statement/prospectus. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDCO, EXPRESS SCRIPTS, ARISTOTLE HOLDING, INC. AND THE MERGER. The Form S-4, including the joint proxy statement/prospectus, and other relevant materials (when they become available), and any other documents filed by Express Scripts, Aristotle Holding, Inc. or Medco with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by directing a written request to: Mackenzie Partners, Inc. 105 Madison Avenue New York, New York 10016 This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. PARTICIPANTS IN THE SOLICITATION Express Scripts, Aristotle Holding, Inc. and Medco and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the security holders of either Express Scripts and Medco in connection with the Merger. Information about Express Scripts’ directors and executive officers is available in Express Scripts’ definitive proxy statement, dated March 21, 2011, for its 2011 annual general meeting of stockholders. Information about Medco’s directors and executive officers is available in Medco’s definitive proxy statement, dated April 8, 2011, for its 2011 annual general meeting of stockholders. Other information regarding the participants and description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Form S-4 and the joint proxy statement/prospectus regarding the Merger that Aristotle Holding, Inc., will file with the SEC when it becomes available. 2011 Express Scripts, Inc — All Rights Reserved. 4

Track Record of Execution and Innovation $60.00 $3,000 $48.00 $2,400 Consumerolgy ( price) $36.00 $1,800 Generics EBITDA share Today in (Indexed $24.00 Specialty $2,408 $1,200 millions) Step Pharmacy Formulary Therapy $1,693 $12.00 Management $1,186 $1,378 $600 $915 Retail $727 Networks $503 $563 $454 $239 $278 $315 $59 $116 $0.00 $0 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 EBITDA Express Scripts S&P 500 Note: Represents Adjusted EBITDA from continuing operations which is reconciled in tables in our earnings releases; adjusted to exclude non-recurring items. History of building shareholder value through innovation 5 © 2011 Express Scripts, Inc — All Rights Reserved.

Track Record of Execution and Innovation $60.00 $3,000 NextRx $48.00 $2,400 $4,675m $251m ( price) $36.00 $1,800 EBITDA share in $24.00 $2,408 $1,200 (Indexed $1,268m millions) $1,693 $333m $1,378 $12.00 ® $466m $1,186 $600 DIVERSIFIED $715m $915 $460m $727 $503 $563 $454 $239 $278 $315 $59 $116 $0.00 $0 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 EBITDA Express Scripts S&P 500 Note: Represents Adjusted EBITDA from continuing operations which is reconciled in tables in our earnings releases; adjusted to exclude non-recurring items. History of building shareholder value through successful execution © 2011 Express Scripts, Inc — All Rights Reserved. 6

What Plan Sponsors Seek in a PBM Manage healthcare spend Provide excellent service Offer innovative products Improve health outcomes High client/member satisfaction Competitive pricing 2011 Express Scripts, Inc — All Rights Reserved. 7

The Path to Greater Care and Zero Waste Select Solutions help drive to better care ... financially and clinically 8 © 2011 Express Scripts, Inc — All Rights Reserved.

Investor Focus in 2011 Walgreens Proposed Medco transaction Macroeconomic environment/utilization Long-term growth drivers 9 © 2011 Express Scripts, Inc — All Rights Reserved.

Walgreens Tough negotiations with the supply chain are part of the normal course of business We continue to be open to negotiations Our clients are prepared to move forward without WAG Express Scripts is fighting to provide an affordable drug benefit and preserve the rights of its clients 10 © 2011 Express Scripts, Inc — All Rights Reserved.

Walgreens Dispute Competitive Rates Walgreens rates are not competitive Contract Terms ESI did not propose changes to existing contract Plan Design Walgreens wants to dictate and approve plan designs Network Access ESI meets all client guarantees for access WAG expects our clients to pay more for the same prescription than at other near by pharmacies 11 © 2011 Express Scripts, Inc — All Rights Reserved.

Express Scripts New York Retail Network New York City ESI Network excl WAG/DR Walgreens/Duane Reade 12 © 2011 Express Scripts, Inc — All Rights Reserved.

Walgreens Dispute — Bottom Line We have received strong support from our clients Express Scripts is fighting to get its clients a portion of the value WAG will realize from inflation and the unprecedented increase in generics Walgreens wants to drive up drug costs and their profits while clients struggle in tough economic times to provide an affordable pharmacy benefit 13 © 2011 Express Scripts, Inc — All Rights Reserved.

Medco — Benefits of the Combination Addresses national mandate for more affordable, higher quality healthcare Provides leadership and resources required to drive out waste and improve health outcomes Accelerates efforts to create greater efficiencies in healthcare Builds on our legacy of advancing healthcare through innovation and an unwavering alignment with clients Better positioned for long-term growth opportunities 14 © 2011 Express Scripts, Inc — All Rights Reserved.

Clients and Members Will Benefit Generate greater cost savings for patients and plan sponsors Invite collaboration Utilize expertise to better across the healthcare manage the cost and care continuum to drive associated with specialty innovation Well-positioned to drugs drive out waste in healthcare and provide the best care Close gaps in care and Create more efficiency in achieve greater adherence the supply chain through behavioral approach and clinical Accelerates research, strengths development and deployment of trend management tools 15 © 2011 Express Scripts, Inc — All Rights Reserved.

Building Shareholder Value Through Alignment + Complements Core Enhances Specialty Adds Additional Mail Significant Synergy Diversifies Business Competencies Pharmacy Platform Order Capabilities Potential 16 © 2011 Express Scripts, Inc — All Rights Reserved.

Regulatory Approval Significant benefits in the public interest Lowers costs and improves outcomes for clients and members Improves the overall quality of healthcare by ensuring proper compliance, avoiding adverse reactions and providing customers the feedback to live healthier lives Facilitates cooperation across healthcare continuum to drive innovation Competition is vibrant and will only increase Significant number of diverse competitors Diverging PBM business models continue to emerge 2011 Express Scripts, Inc — All Rights Reserved. 17

PBM Competition 7 PBMs each process more than 150 million prescriptions annually 12 PBMs serve more than 5 million members each 9 Fortune 500 companies operate PBMs for their employees At least 10 PBMs serve Fortune 50 companies At least 5 PBMs serve at least two Blue Cross plans More than 28 companies in the U.S. operate mail order pharmacies 5 companies with > $1 billion in revenues provide specialty pharmacy drugs UnitedHealthcare’s Optum Rx will emerge as one of the nation’s largest PBMs Support for the above can be found in our 8-K dated September 2, 2011 Intense competition will remain among PBMs serve large accounts 18 © 2011 Express Scripts, Inc — All Rights Reserved.

Financial Highlights Q3 2011 Q3 ‘11 Q3 ‘10 Increase Adjusted EPS [1] $0.79 $0.65 22% EBITDA per adjusted Rx [1] $3.72 $3.30 13% Cash flow from operations (millions) $956.8 $393.2 143% 2011 Guidance 2011 2010 Increase Adjusted EPS [1] $2.95 to $3.05 $2.50 18% to 22% EBITDA per adjusted Rx [1] $3.55 to $3.70 $3.19 11% to 16% Cash from operations $2.2 to $2.4B $2.1B 4% to 13% (1) A table reconciling GAAP EPS to adjusted EPS can be found in the earnings release tables 19 © 2011 Express Scripts, Inc - All Rights Reserved.

Future Opportunities Today’s Growth Drivers Future Growth Drivers Biosimilars Generic Utilization e-Prescribing Specialty Penetration Predictive modeling/adherence PBM Home Delivery Penetration Strategic acquisitions 10% 20% 30% 40% 50% 60% 70% 80% 90% New products and services Our fundamental growth drivers have room to run Today’s Percentage Growth Opportunity 20 © 2011 Express Scripts, Inc — All Rights Reserved.

What Plan Sponsors Seek in a PBM Manage healthcare spend Provide excellent service Offer innovative products Improve health outcomes High client/member satisfaction Competitive pricing Leader in trend management/alignment Continuous investments in technology/people Select Solutions/Consumerology Predictive modeling tools improve adherence 95% member and client satisfaction Industry dynamics meet clients’ needs for lower costs 21 © 2011 Express Scripts, Inc - All Rights Reserved.

Leading the Effort to Lower Drugs Costs for American Families

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FORWARD LOOKING STATEMENTS
Cautionary Note Regarding Forward-Looking Statements
This material may include forward-looking statements, both with respect to us and our industry, that reflect our current views with respect to future events and financial performance. Statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “anticipate,” “will,” “may,” “would” and similar statements of a future or forward-looking nature may be used to identify forward-looking statements. All forward-looking statements address matters that involve risks and uncertainties, many of which are beyond our control. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements. We believe that these factors include, but are not limited to, the following:
STANDARD OPERATING FACTORS
•	Our ability to remain profitable in a very competitive marketplace is dependent upon our ability to attract and retain clients while maintaining our margins, to differentiate our products and services from others in the marketplace, and to develop and cross sell new products and services to our existing clients;

•	Our failure to anticipate and appropriately adapt to changes in the rapidly changing health care industry;

•	Changes in applicable laws or regulations, or their interpretation or enforcement, or the enactment of new laws or regulations, which apply to our business practices (past, present or future) or require us to spend significant resources in order to comply;

•	Changes to the healthcare industry designed to manage healthcare costs or alter healthcare financing practices;

•	Changes relating to our participation in Medicare Part D, the loss of Medicare Part D eligible members, or our failure to otherwise execute on our strategies related to Medicare Part D;

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•	A failure in the security or stability of our technology infrastructure, or the infrastructure of one or more of our key vendors, or a significant failure or disruption in service within our operations or the operations of such vendors;

•	Our failure to effectively execute on strategic transactions, or to integrate or achieve anticipated benefits from any acquired businesses;

•	The termination, or an unfavorable modification, of our relationship with one or more key pharmacy providers, or significant changes within the pharmacy provider marketplace;

•	The termination, or an unfavorable modification, of our relationship with one or more key pharmaceutical manufacturers, or the significant reduction in payments made or discounts provided by pharmaceutical manufacturers;

•	Changes in industry pricing benchmarks;

•	Results in pending and future litigation or other proceedings which would subject us to significant monetary damages or penalties and/or require us to change our business practices, or the costs incurred in connection with such proceedings;

•	Our failure to execute on, or other issues arising under, certain key client contracts;

•	The impact of our debt service obligations on the availability of funds for other business purposes, and the terms and our required compliance with covenants relating to our indebtedness; our failure to attract and retain talented employees, or to manage succession and retention for our Chief Executive Officer or other key executives;
TRANSACTION-RELATED FACTORS
•	Uncertainty as to whether Express Scripts, Inc. (Express Scripts) will be able to consummate the mergers with Medco Health Solutions, Inc. (Medco) on the terms set forth in the merger agreement;

•	The ability to obtain governmental approvals of the mergers;

•	Uncertainty as to the market value of Express Scripts merger consideration to be paid and the stock component of the Medco merger consideration;

•	Failure to realize the anticipated benefits of the mergers, including as a result of a delay in completing the mergers or a delay or difficulty in integrating the businesses of Express Scripts and Medco;

•	Uncertainty as to the long-term value of Express Scripts Holding Company (currently known as Aristotle Holding, Inc.) common shares;

•	Limitation on the ability of Express Scripts and Express Scripts Holding Company to incur new debt in connection with the transaction;

•	The expected amount and timing of cost savings and operating synergies; and

•	Failure to receive the approval of the stockholders of either Express Scripts or Medco for the mergers.
The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the risk factors included in Express Scripts’ most recent reports on Form 10-K and Form 10-Q and the risk factors included in Medco’s most recent reports on Form 10-K and Form 10-Q and other documents of Express Scripts, Express Scripts Holding Company and Medco on file with the Securities and Exchange Commission (“SEC”). Any forward-looking statements made in this material are qualified in their entirety by these cautionary statements, and there can

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be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except to the extent required by applicable law, we undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.
ADDITIONAL INFORMATION AND WHERE TO FIND IT
This communication is not a solicitation of a proxy from any stockholder of Express Scripts, Medco or Express Scripts Holding Company. In connection with the Agreement and Plan of Merger among Medco, Express Scripts, Express Scripts Holding Company, Plato Merger Sub Inc. and Aristotle Merger Sub, Inc. (the “Merger”), Medco, Express Scripts and Express Scripts Holding Company, intend to file relevant materials with the SEC, including a Registration Statement on Form S-4 filed by Express Scripts Holding Company that will contain a joint proxy statement/prospectus. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDCO, EXPRESS SCRIPTS, EXPRESS SCRIPTS HOLDING COMPANY AND THE MERGER. The Form S-4, including the joint proxy statement/prospectus, and other relevant materials (when they become available), and any other documents filed by Express Scripts, Express Scripts Holding Company or Medco with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by directing a written request to:
Mackenzie Partners, Inc.
105 Madison Avenue
New York, New York 10016
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
PARTICIPANTS IN THE SOLICITATION
Express Scripts, Express Scripts Holding Company and Medco and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the security holders of either Express Scripts and Medco in connection with the Merger. Information about Express Scripts’ directors and executive officers is available in Express Scripts’ definitive proxy statement, dated March 21, 2011, for its 2011 annual general meeting of stockholders. Information about Medco’s directors and executive officers is available in Medco’s definitive proxy statement, dated April 8, 2011, for its 2011 annual general meeting of stockholders. Other information regarding the participants and description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Form S-4 and the joint proxy statement/prospectus regarding the Merger that Express Scripts Holding Company will file with the SEC when it becomes available.

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